

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 16, 2011

<u>Via E-mail</u>
Nicole Leigh, President
Zaldiva, Inc.
331 East Commercial Boulevard
Ft. Lauderdale, FL 33334

  Re: Zaldiva Inc
    Revised Information Statement on Schedule 14C
    Filed November 7, 2011
    File No. 000-49652

Dear Ms. Leigh:

  We have reviewed your revised filing and have the following comment.

<u>General</u>

1. We note your response to prior comment 1 indicating that the persons you identified have longstanding relationships with, take an active interest in, and engage in regular communications with the company and that, on this basis, you believe you have not engaged in a solicitation in obtaining consents. We are unable to concur with your view that these communications, other than those with your officers and directors, do not constitute solicitations. As you know, Schedule 14C may be used only when there is no solicitation or the solicitation is exempt. Accordingly, it appears that you may not file on Schedule 14C and that you should instead file a proxy statement on Schedule 14A.

  Please contact Daniel Leslie at (202) 551-3876 or me at (202) 551-3457 with any questions.

         Sincerely,

         /s/ Maryse Mills-Apenteng

         Maryse Mills-Apenteng
         Special Counsel

cc: <u>Via E-mail</u>
  Branden T. Burningham, Esq.
  Suite 205, 455 East 500 South Street
  Salt Lake City, Utah 84111